SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

November 8, 2004

SCITEX CORPORATION LTD.
(Translation of registrant’s name into English)

3 Azrieli Center
Triangular Tower
Tel Aviv, 67023
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

Attached to the Registrant’s Form 6-K, and incorporated by reference herein is the Registrant’s press release dated November 7, 2004, Announces Third Quarter 2004 Results.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCITEX CORPORATION LTD. BY: /S/ Yahel Shachar —————————————— Yahel Shachar Chief Financial Officer

November 8, 2004

NEWS

FOR IMMEDIATE RELEASE

Scitex Corporation Announces Third Quarter 2004 Results

—	Scitex Corporation achieves net income of over $1 million
—	Scitex Vision continues its growth trend for the seventh consecutive quarter and achieves record quarterly revenues of $32.7 million

Tel Aviv, Israel - November 7, 2004. Scitex Corporation Ltd. (NASDAQ & TASE: SCIX) today announced its unaudited financial results for the third quarter ended September 30, 2004.

Results of Operations

For the third quarter of 2004, Scitex’s revenues were $32.7 million, an increase of 22% from $26.7 million in the third quarter of 2003 and an increase of 6% from $30.8 million in the second quarter of 2004. Operating income was $1.7 million compared to an operating loss of $0.6 million in the third quarter of 2003 and operating income of $0.2 million in the second quarter of 2004. Net income for the third quarter of 2004 was $1.1 million (which includes a one-time income of $0.6 million derived from the waiver of an aged loan to a subsidiary) compared to net income of $5.0 million in the third quarter of 2003 (which included net income of $4.1 million from a discontinued operation) and a net loss of $1.2 million in the second quarter of 2004.

Balance Sheet

Scitex’s cash, cash equivalents and short-term investments at the end of the third quarter of 2004, on a consolidated basis, were $165.6 million (including a restricted deposit of $17.0 million and excluding $10.0 million retained in custodial accounts in connection with the transaction for the sale of the business of Scitex Digital Printing to Eastman Kodak Company). This amount is after giving effect to the approximately $90.0 million cash distribution made in the third quarter of 2004. Trade receivables at the end of the third quarter of 2004 increased to $39.4 million from $36.0 million at the end of 2003, and inventory increased to $32.1 million from $22.6 million at the end of 2003, both primarily as a result of the increase in business activities.

Scitex Vision

The third quarter of 2004 continues the solid quarter-to-quarter revenue growth demonstrated by Scitex Vision, a subsidiary of Scitex Corporation, since the beginning of 2003. During the quarter, the super wide format products (XLjet+, Grandjet and GOjet) continued to represent a substantial portion of revenue. In addition, Scitex Vision saw continuing growth in ink revenues due to an increased installed base of its machines and an increase in ink demand in the markets in which Scitex Vision operates. The third quarter was also characterized by the growth of sales to the screen printing market of Scitex Vision’s recently launched TURBOjet machine. Scitex Vision demonstrated TURBOjet’s exceptional high throughput drum technology at several Graphic Arts events around the world this quarter: ImageWorld in Mexico, SGIA in Minneapolis and Sign Spain.

Scitex Vision’s revenues for the third quarter of 2004 were $32.7 million, an increase of 22% from $26.7 million in the corresponding quarter of 2003 and an increase of 6% from $30.8 million in the second quarter of 2004. Gross margin for the third quarter of 2004 was 45.1%, compared to 40.5% in the corresponding quarter of 2003 and 43.9% in the second quarter of 2004. Scitex Vision had operating income of $3.7 million in the third quarter of 2004, compared to operating income of $0.3 million in the third quarter of 2003 and operating income of $2.0 million in the second quarter of 2004. Scitex Vision had net income of $2.3 million in the third quarter of 2004, compared to a net loss of $0.4 million in the third quarter of 2003 and net income of $1.2 million in the second quarter of 2004. The increase in operating and net income compared to the second quarter is mainly attributable to increased revenue levels and lower marketing expenses.

Scitex Vision’s geographic distribution of business this quarter was led by Europe, contributing 44% of revenues, followed by the Americas with 34% of revenues, and the rest of the world (primarily the Far East) with 22% of revenues.

Raanan Cohen, Interim President and CEO of Scitex Corporation, commented: “Scitex continues to benefit from the improved performance of our main subsidiary, Scitex Vision. Scitex Vision’s financial results shows continuing growth and enhancements on all fronts quarter-to-quarter, including revenues growth, gross margin improvement and positive cash flow, which, taken together, clearly demonstrate Scitex Vision’s leading market position. Scitex Vision’s line of digital printing products together with its high-quality ink and outstanding support services create a unique product offering in the market place.”

Conference Call

Scitex will be holding a conference call to discuss its third quarter 2004 results on Monday, November 8, 2004 at 9:00 a.m. EST (6:00 a.m. Pacific time, 2:00 p.m. London, 4:00 p.m. Israel). All interested parties will have the opportunity to listen to a live simultaneous Webcast of the conference call by connecting online through www.scitex.com. A replay of the conference call will be available shortly after the call during the seven days following the conference call (until midnight November 15, 2004) at the following numbers:

US: Intl: Access code:	1 800 475-6701 1 320 365-3844 751566

Scitex Corporation Ltd.

Scitex Corporation Ltd’s shares trade on Nasdaq and The Tel Aviv Stock Exchange under the symbol “SCIX”. For more information, please visit our Web site at www.scitex.com.

Forward Looking Statements

Except for the historical information herein, the matters discussed in this news release include forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond the Company’s control) may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “potential”, “are optimistic”, “view” and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, (1) risks in product and technology development, (2) market acceptance of new products and continuing product demand, (3) the impact of competitive products and pricing, (4) changes in domestic and foreign economic and market conditions, (5) timely development and release of new products by strategic suppliers, (6) the impact of the Company’s accounting policies, (7) risks relating to the integration of new businesses (8) uncertainty of outcome of shareholder litigation, and (9) the other risk factors detailed in the Company’s most recent annual report and other filings with the US Securities and Exchange Commission. Except as may be required by law, the Company does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

Scitex and the Scitex logo are registered trademarks and registered service marks of Scitex Corporation Ltd. GOjet, Grandjet, TURBOjet and XLjet+ are trademarks of Scitex Vision Ltd.

Contact

Scitex Corporation Ltd.
Yahel Shachar
Chief Financial Officer
Tel: +972 3 607-5855
Fax: +972 3 607-5884
E-mail: yahel.shachar@scitex.co.il

(Tables to Follow)

SCITEX CORPORATION LTD. (AN ISRAELI CORPORATION) AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. Dollars in thousands, except per share data)

	Quarter ended September, 30
	2004	2003
	(Unaudited)	(Unaudited)

Revenues
Sales	$19,562	$15,739
Service and supplies	13,109	10,926

Total revenues	32,671	26,665

Cost of revenues
Cost of sales	11,200	9,476
Cost of service and supplies	6,724	6,402

Total cost of revenues	17,924	15,878

Gross profit	14,747	10,787
Expenses
Sales & marketing	4,529	3,697
General & administrative	3,929	3,807
Research & development, net	3,042	2,474
Amortization of intangible assets	1,522	1,446

Operating income (loss)	1,725	(637)
Financial expense - net	(22)	(663)
Other Income - net	586	3,711

Income before taxes on income	2,289	2,411
Taxes on income	(551)	0

	1,738	2,411
Share in losses of associated companies	(145)	(1,690)
Minority interest in losses (income) of a subsidiary	(494)	163

Net Income from continuing operations	1,099	884
Net Income from discontinued operation	-	4,079

Net Income	$1,099	$4,963

Income per share - basic and diluted:
continuing operations	$0.03	$0.02

discontinued operation	-	$0.10

Weighted average number of shares
outstanding (in thousands) basic and diluted:	38,066	43,018

CONSOLIDATED BALANCE SHEETS
(U.S. Dollars in thousands)

	September 30 2004 (Unaudited)	December 31 2003 (Audited)

Assets
Current assets:
Cash and cash equivalents	$97,938	$56,761	*
Short-term investments	50,584	8,235
Restricted deposits	17,050	18,262

Total cash and short-term investments	165,572	83,258
Trade receivables	39,375	36,002
Other receivables	7,000	6,990	*
Inventories	32,099	22,575
Current assets of discontinued operation	0	161,602

	244,046	310,427
Investments and other non-current assets	14,464	6,781
Property plant and equipment - net	8,831	9,204
Goodwill and other intangible assets - net	22,408	23,499
Non-Current assets of discontinued operation	0	48,897

	$289,749	$398,808

* Reclassified
Liabilities and Shareholders' Equity
Current liabilities:
Short term debt and current maturities	$38,323	$51,853	*
Trade payables	19,753	14,505
Taxes on income, net of advances	18,045	29,517
Accrued and other liabilities	31,121	22,672	*
Current liabilities related to discontinued operation	838	31,935

	108,080	150,482

Long-term liabilities:
Loans from banks	9,554	6,623
Loans from other	3,711	3,623
Liability for employee rights upon retirement	3,786	3,022
Long-term liabilities related to discontinued operation	0	5,431

	17,051	18,699
Loans from related parties, convertible into subsidiary's shares	1,521	756
Minority interest	5,455	4,173

	132,107	174,110
Shareholders' equity:
Share capital	6,205	6,205
Capital surplus	278,283	368,104
Accumulated other comprehensive income (loss)	154	(552)
Accumulated deficit	(94,700)	(144,852)
Treasury shares, at cost	(32,300)	(4,207)

	157,642	224,698

	$289,749	$398,808

*Reclassified

Scitex Vision Ltd.

US Dollar in Thousands

	Three months ended September, 30
	2004 Unaudited	2003 Unaudited

Revenues
Equipment	19,562	15,739
Service and Consumables	13,109	10,926

Total Revenues	32,671	26,665
Gross Profit	14,747	10,787
Expenses:
S,G&A	7,646	6,847
Research & Development	2,514	2,474
Amortization of Intangibles	932	1,161

	11,092	10,482
Operating Income	3,655	305

Financial expenses	(949)	(685)
Other Income (expenses)	95	(31)
Tax on Income	(531)	0

Net Income (Loss)	2,270	(411)

*Reclassified